Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273207

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 17, 2023)

2,281,626 Shares of Common Stock

Under that certain prospectus, dated July 17, 2023 (the “Prospectus”), filed on July 18, 2023 pursuant to Rule 424(b)(3), as part of our registration statement on Form S-1 (File No. 333-273207), as amended on July 14, 2023 and declared effective on July 17, 2023, under which Microbot Medical Inc. (the “Company”) registered for resale, from time to time, by the selling stockholders of 2,281,626 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), underlying (i) Series A preferred investment options and Series B preferred investment options issued by the Company pursuant to a securities purchase agreement, dated October 21, 2022, that was entered into by the Company and certain of the selling stockholders, as amended on May 24, 2023, (ii) Series C preferred investment options pursuant to a securities purchase agreement, dated June 2, 2023, that was entered into by the Company and certain of the selling stockholders, (iii) Series D preferred investment options pursuant to a securities purchase agreement, dated June 26, 2023, that was entered into by the Company and certain of the selling stockholders, and (iv) placement agent preferred investment options issued by the Company pursuant to engagement letters dated October 3, 2022 and May 16, 2023, that were entered into by the Company and H.C. Wainwright & Co., LLC.

This prospectus supplement modifies, supersedes and supplements certain information contained or incorporated by reference in the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. This prospectus supplement is not complete without and may only be delivered or utilized in connection with the Prospectus, including any future amendments or supplements to it. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “MBOT.” The last reported sale price of our Common Stock on December 28, 2023 was $2.05 per share.

Investing in our Common Stock is highly speculative and involves a significant degree of risk. Please consider carefully the specific factors set forth under “Risk Factors” beginning on page 11 of the Prospectus and in our filings with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PREFERRED INVESTMENT OPTION INDUCEMENT TRANSACTION

The Company entered into a Preferred Investment Option Exercise and Inducement Letter on December 29, 2023 (the “Inducement Letter”) with certain selling stockholders (the “Stockholders”), the registered holders of existing (i) Series A preferred investment options to purchase shares of the Company’s Common Stock at an exercise price of $2.20 per share, issued on October 25, 2022, as amended on May 24, 2023, (ii) Series C preferred investment options to purchase shares of the Company’s Common Stock at an exercise price of $2.075 per share, issued on June 6, 2023, and (iii) Series D preferred investment options to purchase shares of the Company’s Common Stock at an exercise price of $3.19 per share issued on June 26, 2023 (the “Existing Investment Options”), pursuant to which the Stockholders agreed to exercise for cash their Existing Investment Options to purchase an aggregate of 1,685,682 shares of the Company’s Common Stock, at a reduced exercised price of $1.62 per share, in consideration for the Company’s agreement to issue new preferred investment option (the “Inducement Investment Option”) to purchase up to an aggregate of 1,685,682 shares of the Company’s Common Stock at an exercise price of $1.50 per share. The Inducement Investment Options will be immediately exercisable from the date of issuance until five and one-half (5.5) years following the date of issuance. No other changes to the Existing Investment Options were made.

The issuance of the Inducement Investment Options and the underlying shares of Common Stock are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), are not being offered pursuant to the Prospectus or this Supplement and are being offered pursuant to a private placement under Section 4(a)(2) of the Securities Act.

This prospectus supplement is being filed to update the information in the Prospectus with the information summarized above.

The date of this prospectus supplement is December 29, 2023.